21001294

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...NNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section MAR 11 2021 Washington DC 413

SEC FILE NUMBER
8- 50831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Hilton Avenue, Suite 101
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Finnan 516-622-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer LLC
(Name – *if individual, state last, first, middle name*)

1600 Hwy 6, Suite 100	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4350032
Qualified in Nassau County
Commission Expires Jan. 20, 20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Wilshire Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Morgan Wilshire Securities, Inc.
Financial Statements
Statement of Financial Condition
As of December 31, 2020

ASSETS	
Current Assets	
Cash and Cash Equivalents	
Bank Accounts	$444,417
Deposit Accounts	75,000
Other Cash Asset Account	41,808
Total Cash and Cash Equivalents	$561,225
Other Current Assets	
Proprietary Trading Accounts	80,859
Clearance Account	551,484
Other Assets	3,284
Total Other Current Assets	635,627
Total Current Assets	1,196,852
TOTAL ASSETS	**$1,196,852**
LIABILITIES & EQUITY	
Current Liabilities	
Payroll Payable	$497,935
Accounts Payable	195,046
Interest Payable	3,360
SBA PPP & EID Loan	26,534
	722,875
Non Current Liabilities	
SBA PPP & EID Loans	477,616
	477,616
Total Liabilities	1,200,491
Commitments and Contingencies	-
Equity	
Capital Stock	29
Additional paid in capital	1,172,780
Retained Earnings	(1,176,448)
Total Equity/(Defict)	(3,639)
TOTAL LIABILITIES & EQUITY	**$1,196,852**

The accompanying notes are an integral part of these financial statements.

Morgan Wilshire Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Correspondent Services.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Morgan Wilshire Securities, Inc., (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claim of general creditors as of December 31, 2020.

Description of Business

The Company, located in Garden City, New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company receives commissions on the purchase and sales of securities made on behalf of its customers. Securities include equities, corporate fixed-income, municipal fixed-income, equity options and mutual funds. Additionally, the Company receives revenue from customers in the form of advisory and administrative fees, interest payments, dividends and rebates, and 12B1 fees. Commission and fee, advisory and administrative fees, interest payments, dividends and rebates revenue are recorded by the Company when the services rendered. 12B1 fees are recorded over a period of time, in accordance with their respective agreements.

Income taxes

Effective January 1, 2002, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COVID-19

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. The Company has instituted some and may take additional temporary precautionary measures intended to help ensure the well-being of its employees and minimize business disruption. The full extent of the future impacts of COVID-19 on the Company's operations is uncertain. A prolonged outbreak could have a material adverse impact on financial results and business operations of the Company, including the timing and ability of the Company to collect any accounts receivable and the ability of the Company to continue to provide high quality services to its clients. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of March 5, 2021, the date of issuance of this report. This determination may change as new events occur and additional information is obtained. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements. These estimates may change, as new events occur and additional information is obtained.

CARES Act

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was enacted on March 27, 2020. There are several different provisions of the CARES Act that impact income taxes for corporations. While the Company continues to evaluate the tax implications, it believes these provisions will not have a material impact to the financial statements.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 5, 2021. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by

promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

At the statement date, the firm was not involved in any open arbitration proceedings.

NOTE E – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities according to the Consolidated Quotation System as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Deposit Accounts represent accounts held at RBC Correspondent Services (RBC). RBC is Morgan Wilshire Securities, Inc.'s (MWIL) clearing firm and these balances are cash positions.

Investments in equity securities

When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

	Level 1	**Level 2**	**Level 3**	**Total**
Marketable Securities	**$80,859**			**$80,859**
Totals	**$80,859**	**$0**	**$0**	**$80,859**

The RBC clearance balance as of December 31, 2021 was $551,484.

NOTE F- OCCUPANCY COST

The company leases its office spaces under an operating lease for a term of seven years which expired on December 31, 2020 and is now paid on a month-to-month basis.

NOTE G - NEW ACCOUNTING PRONOUNCEMENTS

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

NOTE H – TYPES OF REVENUE

The Company receives commissions on the purchase and sale of securities. Securities include equities, corporate fixed-income, municipal fixed-income, equity options and mutual funds. Additionally, the Company receives revenue in the form of interest payments, dividends, rebates, advisory fees and administrative fees. In 2020 revenue on the on the purchase and sale of securities was $4,209,976, recognized at the point in time that the trade is made. Revenue from the purchase and sale of mutual funds was $138,258, recognized at the point in time the purchase and sale were made. Revenue from interest payments, dividends and rebates was $26,097 recognized at the point in time the interest, dividend or rebate was received. Revenue from advisory fees and administrative fees was $740,901, recognized at the point in time the service was provided. Revenue from 12b-1 fees was $59,183 recognized over a period of time.

NOTE J – SBA PPP & EID LOANS

The Company applied for, and received, funds under the Paycheck Protection Program (the "PPP Loan") covered in these financial statements in the amount of $354,150. The Company received the loan proceeds on or around August 6, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on its future adherence to the forgiveness criteria. The Company recorded $1,479 of interest on this loan as of December 31, 2020.

The PPP Loan has a five-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for ten months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The promissory note executed by the Company in connection with the PPP Loan contains events of default and other provisions customary for a loan of this type.

The PPP Loan is being used to retain the Company's employees and allow them to be able to continue to provide essential services for the customers of the Company. Proceeds of the PPP Loan may also be used for other purposes permitted under applicable terms of the PPP.

The Company also received a $150,000 loan (the "EID Loan") from the U.S. Small Business Administration (the "SBA") under the SBA's Economic Injury Disaster Loan program. The Company received the loan proceeds on or around August 11, 2020. The EID Loan has a thirty year term and bears interest at a rate of 3.75% per annum. Monthly principal and interest payments are deferred for twelve months after the date of disbursement. The EID Loan may be prepaid at any time prior to maturity with no prepayment penalties, and is otherwise repaid at the rate of $731 per month. The Company recorded $1,881 of interest on this loan as of December 31, 2020. The proceeds from the EID Loan must be used for working capital. The Loan Authorization and Agreement and the Note executed by the Company in connection with the EID Loan contains events of default and other provisions customary for a loan of this type.

	Current	Non-current	Total
PPP loan	23,610	330,540	354,150
EID loan	2,924	147,076	150,000
Total	26,534	477,616	504,150

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 15c3-3(k)(2)(ii)

Director and Shareholder
Morgan Wilshire Securities, Inc
59 Hilton Ave, Suite 101
Garden City, NY 11530

Dear Michael Finnan,

We have reviewed management's statements, included in the accompanying Exemption Report, in which Morgan Wilshire Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morgan Wilshire Securities, Inc claimed an exemption from 17 C.F.R. §15c3-3(k)(2)(ii) and Morgan Wilshire Securities, Inc stated that Morgan Wilshire Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Morgan Wilshire Securities, Inc is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Morgan Wilshire Securities, Inc compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
March 5, 2021

www.TPSCPAS.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431